Exhibit 12.1

Cedar Realty Trust, Inc.

Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

	March 31, 2012	Year ended December 31,
		2011	2010	2009	2008	2007
Earnings:
Net (loss) income before discontinued operations	$(7,922,000)	$(25,953,000)	$(6,256,000)	$(21,063,000)	$9,971,000	$13,762,000
Undistributed earnings of equity investees	—	(272,000)	—	(177,000)	(122,000)	(105,000)
Fixed charges (excluding capitalized interest)	12,911,000	42,422,000	46,037,000	41,931,000	36,897,000	31,136,000

Total earnings (A)	$4,989,000	$16,197,000	$39,781,000	$20,691,000	$46,746,000	$44,793,000

Fixed charges:
Interest expense (including amortization of financing)	$12,786,000	$41,870,000	$45,690,000	$41,669,000	$36,667,000	$30,947,000
Capitalized interest and amortization	295,000	2,629,000	2,309,000	5,906,000	6,228,000	3,697,000
Portion of rents representing interest	125,000	552,000	347,000	262,000	230,000	189,000

Total fixed charges (B)	13,206,000	45,051,000	48,346,000	47,837,000	43,125,000	34,833,000
Preferred stock dividends	3,531,000	14,200,000	10,196,000	7,876,000	7,877,000	7,877,000

Total fixed charges and preferred stock dividends (C)	$16,737,000	$59,251,000	$58,542,000	$55,713,000	$51,002,000	$42,710,000

Ratio of earnings to fixed charges (A divided by B)					1.08	1.29

Ratio of earnings to fixed charges and preferred stock dividends (A divided by C)						1.05

Deficit - Fixed charges	$8,217,000	$28,854,000	$8,565,000	$27,146,000

Deficit - Combined fixed charges and preferred stock dividends	$11,748,000	$43,054,000	$18,761,000	$35,022,000	$4,256,000